Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated October 4, 2021

Relating to Preliminary Prospectus Supplement dated October 4, 2021 and Prospectus dated September 22, 2021

File No. 333-259726

The following pricing notification is provided for your convenience and information. The information herein is qualified in its entirety by reference to the preliminary prospectus supplement and accompanying prospectus relating to the security. Capitalized terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement and accompanying prospectus.

Pricing Notification – The Gabelli Dividend & Income Trust

Issuer:	The Gabelli Dividend & Income Trust (GDV) (the “Fund”)

Security:	4.250% Series K Cumulative Preferred Shares (Liquidation Preference $25.00 Per Share) (“Series K Preferred Shares”)

Format:	SEC Registered

Anticipated Listing / Ticker:	NYSE Listed / GDV PrK

Size:	$150,000,000 (6 million shares)

Dividend:	4.250% (fixed-for-life)

Expected Ratings*:	Aa3 from Moody’s Investors Service, Inc. (No assurances can be given that the anticipated rating will be obtained from Moody’s Investors Service, Inc.)

Maturity:	Perpetual

Trade Date:	October 4, 2021

Settlement Date:	October 7, 2021 (T+3)

Dividends:	Dividends on the Series K Preferred Shares will be payable quarterly in arrears on March 26, June 26, September 26 and December 26, commencing December 26, 2021

Optional Redemption:	Non-call 5, par call on or after October 7, 2026

Use of Proceeds:	The Fund intends to use a portion of the net proceeds from this offering to redeem all or a portion of the Fund’s outstanding 5.25% Series G Cumulative Preferred Shares and the remaining proceeds will be used to purchase portfolio securities in accordance with the Fund’s investment objectives and policies.

QDI/DRD:	Refer to the Fund’s base prospectus dated September 22, 2021.

Joint Bookrunners:	BofA Securities (physical), Morgan Stanley

Co-Manager:	G.research

SEC Filing:	Yes

CUSIP / ISIN:	36242H 864 / US36242H8640

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Fund has filed a registration statement (including a base prospectus (including the statement of additional information) and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Fund, any underwriter participating in the offering, or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or Morgan Stanley & Co LLC toll-free at 1-866-718-1649.

The information herein and in the preliminary prospectus supplement is not complete and is subject to change. This document, the base prospectus, and the preliminary prospectus supplement are not offers to sell these securities and are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted. Investors should consider the Fund’s investment objectives, risks, charges and expenses carefully before investing. The preliminary prospectus supplement and related base prospectus contain this and additional information about the Fund and the Series K Preferred Shares, and should be read carefully before investing.

An investment in the Series K Preferred Shares involves risks. Therefore, before investing in the Series K Preferred Shares you should consider the risks associated with such an investment carefully. See “Special Characteristics and Risks of the Series K Preferred Shares” in the preliminary prospectus supplement and “Risk Factors and Special Considerations” in the related base prospectus.